Samuel H. Pilch
Senior Group Vice President and Controller
The Allstate Corporation

May 6, 2011

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          The Allstate Corporation

Form 10-K for the Year Ended December 31, 2010

Filed on February 24, 2011

File Number: 001-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated April 8, 2011, to Mr. Don Civgin, Executive Vice President and Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the comment in bold typeface and appearing below each comment are explanatory remarks and the disclosure revision adopted in our Form 10-Q for the quarterly period ended March 31, 2011 or to be adopted for the quarterly period ended June 30, 2011 as indicated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 79

1.     On page 83, you indicate that you hold $925 million of municipal securities which are not rated by third party credit rating agencies.  You also indicate that your initial investment decisions and ongoing monitoring procedures for these securities are based on a thorough due diligence process which includes, but is not limited to, an assessment of the credit quality, sector, structure and liquidity risks of each issue.  For all of your investments, including municipal securities, that are rated by third party credit rating agencies, please tell us whether you perform similar independent due diligence procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable.  If so, please summarize for us the procedures you perform.  Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Our initial investment decisions and ongoing monitoring procedures for fixed income securities are based on a thorough due diligence process which includes, but is not limited to, an assessment of the credit quality, sector, structure, and liquidity risks of each issue.  This process is not designed to determine whether the ratings assigned by the third party credit rating agencies are reasonable.  Accordingly the Company has not made any judgment with respect to the credit rating agency ratings.

In addition, for our fixed income portfolio, a third party credit rating agency rating is not the primary determinant when developing valuations, recognition of income, or recognition of other-than-temporary impairment.  As disclosed in our critical accounting estimate for fair value of financial assets, our internal pricing models, which are used to value approximately 9% of our financial assets carried at fair value, do use third party credit rating agency ratings as an input. However, this is only when available and only in cases where the external rating is lower than our internal rating, which is approximately 2% of our financial assets carried at fair value.

Comparable to other registrants, we use third party credit rating agency ratings in certain disclosures since they are commonly used in disclosure communications.

2.     Regarding your investment in municipal securities, please provide us the following information at December 31, 2010:

•      The fair value and amortized cost of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties; and

•      To the extent you invest in special revenue bonds, the nature of the activities supporting the investments.

The following disclosure was included on page 68 of our Form 10-Q for the quarterly period ended March 31, 2011.  The table was the primary new addition to the disclosure.  The paragraph below the table describes the insured municipal bonds.

Municipal bonds, including tax exempt, taxable and ARS securities, totaled $15.25 billion as of March 31, 2011 with an unrealized net capital loss of $254 million.  The municipal bond portfolio includes general obligations of state and local issuers, revenue bonds and pre-refunded bonds, which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest.

The following table summarizes by state the fair value, amortized cost and credit rating of our municipal bonds, excluding $1.80 billion of pre-refunded bonds, as of March 31, 2011.

($ in millions) State	State general obligation	Local general obligation	Revenue (1)	Fair value	Amortized cost	Average credit rating (2)
California	$98	$803	$792	$1,693	$1,835	A
Texas	17	429	730	1,176	1,196	Aa
Florida	56	233	545	834	844	A
New York	32	30	544	606	607	Aa
Ohio	38	205	286	529	571	A
Illinois	--	187	338	525	539	A
Missouri	34	176	273	483	489	A
New Jersey	146	37	290	473	485	A
Pennsylvania	95	124	251	470	476	Aa
Michigan	40	137	286	463	481	Aa
All others	719	1,360	4,111	6,190	6,302	A
Total	$1,275	$3,721	$8,446	$13,442	$13,825	A

(1) The nature of the activities supporting revenue municipals is highly diversified and includes transportation, health care, industrial development, housing, higher education, utilities, recreation/convention centers and other activities.

(2) The municipal bonds are rated by third party credit rating agencies, the NAIC and/or internally rated.

Our practice for acquiring and monitoring municipal bonds is predominantly based on the underlying credit quality of the primary obligor.  We currently rely on the primary obligor to pay all contractual cash flows and are not relying on bond insurers for payments.  As a result of downgrades in the insurers’ credit ratings, the ratings of the insured municipal bonds generally reflect the underlying ratings of the primary obligor.  As of March 31, 2011, 99.3% of our insured municipal bond portfolio is rated investment grade.  Given the effects of the economic crisis on bond insurers, the value inherent in the insurance has declined.  Further, we believe the fair value of our insured municipal bond portfolio substantially reflects the decline in the value of the insurance.  We believe that the loss of the benefit of insurance would not result in a material adverse impact on our results of operations, financial position or liquidity.

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Goodwill, page 134

3.     You disclose that you annually evaluate goodwill for impairment using a trading multiple analysis to estimate the fair value of your reporting units and that you had no impairments as of December 31, 2010 or 2009.  It is apparent that the market value of your outstanding stock at December 31, 2010 ($17.0 billion) and 2009 ($16.1 billion) was less than your reported equity book value of $19.0 billion and $16.7 billion at those dates, respectively.  Considering that you use a market multiples valuation technique to value your reporting units and that there appears to be a recent history of total market value being less than reporting equity, please explain to us why you do not have any goodwill impairment at December 31, 2010.  In addition, please provide us proposed disclosure to be included in future periodic reports that clarifies how you allocate goodwill to reporting units.  For any reporting unit at risk of failing step one in the goodwill impairment test, please disclose the following information:

•      The date you perform your annual impairment test;

•      Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•      Amount of goodwill allocated to the reporting unit;

•      Description of the methods and key assumptions used and how the key assumptions were determined;

•      Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•      Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In accordance with ASC 350-20-35-5, the fair value of the Company’s reporting units was determined considering the guidance in ASC 350-20-35-22 to ASC 350-20-35-24.

ASC 350-20-35-23 indicates that substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity.  That control premium may cause the fair value of a reporting unit to exceed its market capitalization.  The quoted market price of an individual equity security, therefore, need not be the sole measurement basis for the fair value of a reporting unit.

In determining the fair value of its reporting units, the Company includes a control premium, or value obtained from acquiring a controlling interest in an entity.  Consistent with prior periods, the Company utilized a 15% control premium as of December 31, 2010, derived from historical control premiums implicit in acquisitions of US and Bermuda based publicly traded insurance companies over the past ten years with a transaction price greater than $1.0 billion.  During the same period, the mean control premium as measured one week prior to deal announcement was 25%.

As of December 31, 2010, the aggregate fair value of the Company’s outstanding common stock was $16.99 billion.  Adjusting the Company’s market capitalization for a 15% control premium resulted in an estimated fair value of the Company, including a control premium, of $19.54 billion.  This amount exceeded the carrying value of the Company’s equity by approximately $500 million.

Based on the Company’s annual impairment analysis completed as of September 30, 2010, no reporting units were at risk of failing step one of the goodwill impairment test.  In addition, there were no events or other changes in circumstances subsequent to the analysis date and the filing of the annual report that indicated that it is more likely than not that the carrying amount of goodwill might exceed its implied fair value.

The following disclosure was included on page 87 of our Form 10-Q for the quarterly period ended March 31, 2011.  In particular, see the added sentences underlined below.

GOODWILL

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired.  The goodwill balances were $456 million and $418 million as of both March 31, 2011 and December 31, 2010 for the Allstate Protection segment and the Allstate Financial segment, respectively.  The Company’s reporting units are equivalent to its reporting segments, Allstate Protection and Allstate Financial.  Goodwill is allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination.  The Company annually evaluates goodwill for impairment using a trading multiple analysis, which is a widely accepted valuation technique to estimate the fair value of its reporting units.  The trading multiple analysis takes into consideration the quoted market price of the Company’s outstanding common stock and includes a control premium, derived from historical insurance industry acquisition activity, in determining the estimated fair value of the consolidated entity before allocating that fair value to individual reporting units.  If conditions warrant, a discounted cash flow analysis may also be used.  The Company also reviews its goodwill for impairment whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value.  Goodwill impairment evaluations indicated no impairment as of March 31, 2011 or December 31, 2010.  No reporting unit was at risk of having its carrying value including goodwill exceed its fair value as of the most recent annual goodwill impairment test; and there were no subsequent events or other changes in circumstances indicating that it is more likely than not that the fair value of the reporting units was below their carrying amounts.

4.  Investments

Mortgage loans, page 146

4.     On page 147, you disclose that you evaluate mortgage loans for impairment on a specific loan basis through a quarterly credit monitoring process.  For those loans that through this process you do not deem individually impaired, please tell us how you considered ASC 310-10-35-36.  If appropriate, provide us proposed disclosure to be included in future periodic reports disclosing your accounting policy for recording a reserve for loans that you do not deem individually impaired.

The Company does not maintain a general loan loss reserve for commercial mortgage loans as it maintains a continuous and comprehensive monitoring process whereby each loan is evaluated individually to determine if an impairment is present.

ASC 310-10-35-36 indicates that when a creditor concludes that an individual loan specifically identified for evaluation is not impaired, that loan may nonetheless be included in the assessment of the allowance for loan losses under Subtopic 450-20, but only if specific characteristics of the loan indicate that it is probable that there would be an incurred loss in a group of loans with those characteristics.  Characteristics or risk factors must be specifically identified to support an accrual for losses that have been incurred but that have not yet reached the point where it is probable that amounts will not be collected on a specific individual loan.  Additionally, a loss would be recognized only if it is probable that the loss has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

The Company’s evaluation of the collectability of mortgage loans is a non-statistical evaluation in respect to the aggregate portfolio that considers the facts and circumstances attributable to each loan.  As a result of the thorough evaluation process, the Company concluded that a general loss reserve was not warranted as it was not probable that additional losses, beyond those identified in the existing collectability evaluation process, applied to each individual loan, had been incurred at the financial reporting date.

The Company’s existing mortgage loan collectability monitoring process identifies key characteristics, such as geographic area and property type, that increase the risk of an individual loan becoming impaired.  Specific consideration is applied to each loan that possesses elevated risk characteristics to assess the existence of impairment.  It was not considered probable as of December 31, 2010, that additional impairment losses, beyond those identified on a specific loan basis, existed in the mortgage loan portfolio.

We have expanded our mortgage loans disclosure by adding the sentences underlined below.  This disclosure appears on page 13 of our Form 10-Q for the quarterly period ended March 31, 2011.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators.  Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest.  Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan’s expected future repayment cash flows discounted at the loan’s original effective interest rate.  Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value.  Mortgage loan valuation allowances are charged off when there is no reasonable expectation of recovery.  The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan.  It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of March 31, 2011.

5.     In Note 3 on page 139, you disclose that you modified certain mortgage loans.  Please provide us the following information for commercial mortgage loans that have been modified for which you have not considered the loans to be impaired:

•      The amount of these loans and types of modifications being made (e.g. extension of terms, change of interest rates or principal, etc.), whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

In Note 3 on page 139 of the 10-K, we indicate that we had non-cash exchanges of investments of $664 million in 2010.  Of this amount, $552 million related to modifications of certain mortgage loans which were not impaired. 99.5% were refinances at maturity.  None met the criteria for troubled debt restructuring as defined in the next response below because no concessions were granted to the borrowers.

We have revised our disclosure by adding the information underlined below.  This disclosure appears on page 5 of our Form 10-Q for the quarterly period ended March 31, 2011.

Non-cash investment exchanges, including modifications of certain mortgage loans (primarily refinances at maturity with no concessions granted to the borrower), fixed income securities, limited partnerships and other investments, as well as mergers completed with equity securities, totaled $53 million and $51 million for the three months ended March 31, 2011 and 2010, respectively.

In addition to those non-cash exchanges, in 2010 we also granted $356 million of changes in terms for which we did not consider the loans to be impaired. 76% were short-term extensions in maturity at the original terms for mortgage loans that were not impaired and 24% were contractual modifications in the timing of cash flows in return for increased interest. None met the criteria for troubled debt restructuring as defined in the next response below.  These extensions were primarily granted to borrowers negotiating refinancing with ourselves and other lenders.

Our mortgage loans, including our modified mortgage loans not considered to be impaired, are collateral-dependent within the meaning of ASC 310-10-20 as the re-payment of the loan is expected to be provided solely by the underlying collateral. This condition does not preclude borrowers from making principal payments from other sources, such as refinancing with other lenders.

•      To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan’s interest rate or principal amount, how you consider whether it is a troubled debt restructuring;

In accordance with ASC 310-40-20 a loan qualifies as a troubled debt restructuring when the debtor is experiencing financial difficulty and we grant a concession.  We consider a concession to be granted if the effective borrowing rate on the new “restructured” mortgage loan is substantively less than the effective borrowing rate of the debt immediately prior to restructuring.

•      To the extent these modifications qualify for trouble debt restructuring accounting, please provide the disclosures required by ASC Section 310-40-50;

Of the mortgage loans modified in 2010 which were not impaired, none met the definition of troubled debt restructuring since no concessions were granted.

•      For those with a guarantee, separately identify them and disclose:

o      How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

Of the mortgage loans modified in 2010 which were not impaired, one loan in the amount of $5.1 million had a guarantee.  We did not evaluate the guarantee for this mortgage loan since there was no deficiency in expected cash flows. Guarantees are qualitatively considered in the impairment assessment.

o      How many times you have sought performance under the guarantee discussing the extent of the successes.  As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

We have not sought performance under the guarantee on any loans in 2010 because there was no deficiency in expected cash flows on any loans that had a guarantee.  If a loan with a guarantee was going to incur a loss, we would seek to enforce the guarantee.

o      Whether you considered these loans impaired prior to modification;

These loans were not considered impaired prior to the modification because we determined it was probable that we would collect contractual principal and interest.  The loans had adequate debt service coverage ratios, were current with respect to principal and interest, and the debtor was not experiencing financial difficulty.

•      Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired;

None of the loans that were modified and not considered impaired had a carrying value in excess of the collateral value less costs to sell as of December 31, 2010.  It is not our practice to refinance where collateral is worth less than the outstanding loan amount.

•      Your accounting policy for accruing interest income on commercial loans that have been restructured; and

While none of our mortgage loans that were modified and not considered impaired met the definition of troubled debt restructuring in 2010, we would follow our accounting policy as disclosed in footnote 4 to the consolidated financial statements on page 147 of our 2010 10-K, which states “Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable.”  If after restructuring, full and timely collection of principal and interest payments is expected, accrual of income would continue in accordance with the effective yield of the modified contractual terms.

•      Your policy to ensure that appraisals used to determine the loan-to-value ratio of your commercial loans is current.

We use internally developed collateral values which are evaluated on a quarterly basis and updated at least annually taking into consideration all available external market inputs and other information relevant to the specific loan.  External appraisals are obtained for properties acquired through foreclosure.  As disclosed in footnote 4 to the consolidated financial statements on page 147 of our 2010 10-K, debt service coverage ratios are considered our key credit quality indicator when our mortgage loans are evaluated for impairment, not loan to value ratios.

6.     On page 138 you disclose that new disclosures for troubled debt restructurings are deferred until reporting periods ending after December 15, 2011.  ASC 310-10-65-2aii indicates that these disclosures are required in the first interim or annual reporting period beginning on or after December 15, 2010.  As a result, please confirm to us that you will provide the required troubled debt restructuring disclosures, if any, in your financial statements for the quarter ended March 31, 2011.

On January 19, 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-1, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” which delayed the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities indefinitely.  On April 5, 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-2, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” which requires the disclosures about troubled debt restructurings in Update 2010-20 for interim and annual periods beginning on or after June 15, 2011.  Therefore, we will provide the required troubled debt restructuring disclosures in our Form 10-Q for the quarter ended September 30, 2011.

ASU 2011-2 is disclosed as a pending accounting standard on page 4 of our Form 10-Q for the quarterly period ended March 31, 2011.

13. Commitments, Guarantees and Contingent Liabilities

Legal and regulatory proceedings and inquiries, page 186

7.     Your note discusses several pending lawsuits and you state that it is not possible to make meaningful estimates of the amount or range of loss that could result from the pending lawsuits.  Please explain to us what you mean by “meaningful estimates” of the amount or range of loss and how your disclosure complies with ASC Section 450-20-50 to disclose:

•      the nature of an accrual made, and in some instances the amount of the accrual; and

•      the estimated additional loss, or range of loss, that is reasonably possible, or disclosure that such an estimate cannot be made.

ASC 450-20-50 requires disclosure of a contingency for which there is a reasonable possibility that a loss may have been incurred, even though information may not indicate that it is probable that a loss has been incurred at the date of the financial statements.  ASC 450-20-50-4 requires disclosure of the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

By stating it is not possible to make “meaningful estimates,” management means that the proceedings of the contingencies have not resulted in relevant factual and legal developments that allow for an estimate of the reasonably possible loss or range of loss above any amounts accrued to be developed.  Consistent with applicable accounting guidance, each reporting period management assesses contingencies qualifying for disclosure to determine if an estimate of the reasonably possible loss or range of loss can be made.  For the matters disclosed starting on page 186, many factors led management to conclude that it is not possible to provide an estimate of the reasonably possible loss or range of loss, including: (1) the plaintiff’s request for relief is ill-defined or incomplete; (2) discovery in the matters is not complete; (3) the court has not certified a class, or any purported class may not be clearly defined; (4) the applicable law for the claims at issue is unresolved; and (5) the court has not yet ruled on certain dispositive motions.

Our disclosure approach was to address those points in the background section of our disclosure so as not to repeat them in each discussion.

We will revise our disclosures starting in second quarter 2011 to discontinue the use of the words “meaningful estimates” and to use the word “estimate” and to provide a specific discussion for each matter disclosed as to why an estimate of the reasonably possible loss or range of loss above any amounts accrued cannot be made.

The following disclosure reflects how our Form 10-Q for the quarterly period ended June 30, 2011 will be revised.  Changes are marked from our Form 10-Q for the quarterly period ended March 31, 2011.

The fifth bullet in the “Background” section of Footnote 10 appearing on page 36 will be revised as follows:

For the reasons specified above, it is not possible to develop ~~make meaningful~~ an estimate~~s~~ of the reasonably possible loss ~~amount~~ or range of loss above any amounts accrued that could result from the matters described below in the “Claims related proceedings” and “Other proceedings” subsections.  The Company reviews these matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions.  Consistent with applicable accounting guidance, each reporting period management assesses contingencies qualifying for disclosure to determine if an estimate of the reasonably possible loss or range of loss can be made.  For the matters disclosed, many factors lead management to conclude that it is not possible to provide an estimate of the reasonably possible loss or range of loss, including: (1) the plaintiff’s request for relief is ill-defined or incomplete; (2) discovery in the matters is not complete; (3) the court has not certified a class, or any purported class may not be clearly defined; (4) the applicable law for the claims at issue is unresolved; and (5) the court has not yet ruled on certain dispositive motions.  When assessing reasonably possible and probable outcomes, the Company bases its decisions on its assessment of the ultimate outcome following all appeals.

The “Claims related proceedings” section which begins on page 36 and the “Other proceedings” section which begins on page 37 will be revised as follows:

Claims related proceedings

The Company is vigorously defending a number of matters in various stages of development filed in the aftermath of Hurricane Katrina, including individual lawsuits and a statewide putative class action in Louisiana.  The Louisiana Attorney General filed a putative class action lawsuit in state court against Allstate and every other homeowner insurer~~s~~ doing business in the State of Louisiana, on behalf of the State, as assignee, and on behalf of a class of Road Home fund recipients (the “Road Home Class Action”) alleging that the insurers have failed to pay all damages owed under their policies.  The insurers removed the matter to federal court.  The district court denied plaintiffs’ motion to remand the matter to state court and the U.S. Court of Appeals for the Fifth Circuit (“Fifth Circuit”) affirmed that ruling.  The defendants filed a motion to dismiss and the plaintiffs filed a motion to remand the claims involving a Road Home subrogation agreement.  In March 2009, the district court denied the State’s request that its claims be remanded to state court.  As for the defendant insurers’ motion, the judge granted it in part and denied it in part.  Dismissal of all of the extra-contractual claims, including the bad faith and breach of fiduciary duty claims, was granted.  Dismissal also was granted of all claims based on the Valued Policy Law and all flood loss claims based on the levee breaches finding that the insurers flood exclusions precluded coverage.  The remaining claims are for breach of contract and for declaratory relief on the alleged underpayment of claims by the insurers.  The judge did not dismiss the class action allegations.  The defendants also had moved to dismiss the complaint on grounds that the State had no standing to bring the lawsuit as an assignee of insureds because of anti-assignment language in the insurers’ policies.  The judge denied the defendants’ motion for reconsideration on the assignment issue but found the matter was ripe for consideration by the federal appellate court.  The defendants have filed a petition for permission to appeal to the Fifth Circuit.  The Fifth Circuit has accepted review.  After the Fifth Circuit accepted review, plaintiffs filed a motion to remand the case to state court, asserting that the class claims on which federal jurisdiction was premised have now effectively been dismissed as a result of a ruling in a related case.  The Fifth Circuit has denied the motion for remand, without prejudice to plaintiffs’ right to refile the motion for remand after the Fifth Circuit disposes of the pending appeal.  On July 28, 2010, the Fifth Circuit issued an order stating that since there is no controlling Louisiana Supreme Court precedent on the issue of whether an insurance policy’s anti-assignment clause prohibits post-loss assignments, the Fifth Circuit is certifying that issue to the Louisiana Supreme Court.  The issue has been briefed to the Louisiana Supreme Court.  That court heard oral argument on the appeal on March 14, 2011 and a decision is pending.  If the insurers are not successful on the appeal, we anticipate the State to vigorously pursue the case once it returns to the trial court.

At the present time, the Company is unable to estimate the potential loss presented by this group of cases.  The Company believes that its adjusting practices and processes in connection with Katrina homeowners claims were sound and in accordance with industry standards and state law.  However, each of the claims involved is fact-specific and requires independent analysis.  There remain significant questions of Louisiana law that have yet to be decided or where there is a conflict of authority, including the enforceability of the Company’s anti-assignment clause and certain statute of limitation (prescription) issues.  Based on recent rulings by the Louisiana Supreme Court, new individual cases continue to be filed.  In addition, the State has yet to identify the specific claims that it contends are at issue in the Road Home Class Action, or the alleged deficiencies in adjusting those claims.  There are many potential individual claims at issue in this litigation, each of which will require individual analysis, and a number of which may be subject to individual defenses, including release, accord and satisfaction, prescription, waiver and estoppel.  There has been no factual development or discovery in connection with the Road Home Class Action.  The motions to dismiss have been pending since the inception of the case.  No answers have been filed, and the case remains stayed until the current appeal is concluded.  Moreover, the State has indicated that it intends to drop its class allegations and seek a remand to state court, which is considered to be a less favorable forum, but the dismissal of the class allegations and prosecution by the State solely on its own behalf as assignee, may on the other hand adversely impact the State’s ability to recover exemplary damages or penalties that might otherwise be sought on the underlying claim.  For all of these reasons, including that there are no potentially relevant factual and legal developments that allow for an estimate to be made, the Company is not able to estimate the reasonably possible loss or range of loss.  In the Company’s judgment a loss is not probable.

There are one nationwide and several statewide class action lawsuits pending against Allstate alleging that it failed to properly pay general contractors overhead and profit on many homeowner structural loss claims.  Most of these lawsuits contain counts for breach of contract, as well as one or more counts asserting other theories of liability such as bad faith, fraud, unjust enrichment, or unfair claims practices.  General contractors overhead and profit is an amount that is added to payments on claims where the services of a general contractor are reasonably likely to be required.  To a large degree, these lawsuits mirror similar lawsuits filed against other carriers in the industry, some of which have settled.  These lawsuits are pending in various state and federal courts, and they are in different stages of development.  The Company has reached an agreement to settle on a 48-state basis the nationwide class action.  This settlement received preliminary approval from the court on December 6, 2010, and the case was certified as a class for settlement purposes only.  The $75 million settlement was accrued as a prior year reserve reestimate in property-liability insurance claims and claims expense in 2010.  No other classes have been certified against Allstate on this issue.  The hearing for final approval of the settlement is scheduled for May 6, 2011.

Allstate has been vigorously defending a lawsuit in regards to certain claim employees involving worker classification issues.  This lawsuit is a certified class action challenging a state wage and hour law.  In this case, plaintiffs sought monetary relief, such as penalties and liquidated damages, and non-monetary relief, such as injunctive relief.  Discovery was bifurcated between liability and damages.  In December 2009, the liability phase of the case was tried, and, on July 6, 2010, the court issued its decision finding in favor of Allstate on all claims.  The plaintiffs are appealing the decision in favor of Allstate.  At this stage of proceedings, given the various requests for relief, the lack of damages discovery, that only the liability phase of the case has been tried, and no other potentially relevant factual and legal developments that allow for an estimate to be made, the Company is not able to estimate the reasonably possible loss or range of loss.  In the Company’s judgment a loss is not probable.

Other proceedings

The Company is defending certain matters relating to the Company’s agency program reorganization announced in 1999. ~~These matters are in various stages of development.~~ Although these cases have been pending for several years, they currently are in the early stages of litigation because of appellate court proceedings and threshold procedural issues.

•      These matters include a lawsuit filed in 2001 by the U.S. Equal Employment Opportunity Commission (“EEOC”) alleging retaliation under federal civil rights laws (~~the~~ “EEOC I” ~~suit~~) and a class action filed in 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act (“ADEA”), breach of contract and ERISA violations (~~the~~ “Romero I” ~~suit~~).  In 2004, in the consolidated EEOC I and Romero I litigation, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court’s declaratory judgment that the release ~~is~~ was voidable at the option of the release signer.  The court also ordered that an agent who ~~voids~~ voided the release must return to Allstate “any and all benefits received by the [agent] in exchange for signing the release.”  The court also stated that, “on the undisputed facts of record, there is no basis for claims of age discrimination.”  The EEOC and plaintiffs asked the court to clarify and/or reconsider its memorandum and order, and in January 2007, the judge denied their request.  In June 2007, the court reversed its prior ruling that the release was voidable and granted the Company’s motions for summary judgment, ruling that the asserted claims were barred by the release signed by most plaintiffs.  In July 2009, ~~F~~following plaintiffs’ filing of a notice of appeal, the U.S. Court of Appeals for the Third Circuit (“Third Circuit”) issued an order in December 2007 stating that the notice of appeal was not taken from a final order within the meaning of the federal law and thus not appealable at this time.  In March 2008, the Third Circuit decided that the appeal should not summarily be dismissed and that the question of whether the matter is appealable at this time will be addressed by the Third Circuit along with the merits of the appeal.  In July 2009, the Third Circuit vacated the ~~decision which granted the Company’s~~ trial court’s entry of summary judgment ~~motions,~~ in the Company’s favor and remanded the cases to the trial court for additional discovery, including additional discovery related to the validity of the release and waiver ~~directed that the cases be reassigned to another trial court judge~~.  In January 2010, following the remand, the cases were assigned to a new judge for further proceedings in the trial court.  Plaintiffs filed their Second Amended Complaint on July 28, 2010.  To date, although discovery has included limited discovery related to damages for individual plaintiffs, no damages discovery has occurred related to the putative class.  Also to date, plaintiffs have not provided calculations of their alleged damages or the alleged damages of a putative class, instead asserting that such calculations will only be provided by their expert during expert discovery.  Discovery limited to the validity of the waiver and release continues.  Summary judgment proceedings on the validity of the waiver and release are expected to occur in early 2012.

•      A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, including a worker classification issue (“Romero II”).  These plaintiffs are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes.  ~~This matter~~ Romero II was dismissed with prejudice by the trial court, was the subject of further proceedings on appeal, and was reversed and remanded to the trial court in 2005.  In June 2007, the court granted the Company’s motion to dismiss the case.  Following plaintiffs’ filing of a notice of appeal, the Third Circuit issued an order in December 2007 stating that the notice of appeal was not taken from a final order within the meaning of the federal law and thus not appealable at this time.  In March 2008, the Third Circuit decided that the appeal should not summarily be dismissed and that the question of whether the matter is appealable at this time will be addressed by the Third Circuit along with the merits of the appeal.  In July 2009, the Third Circuit vacated the ~~decision which granted the Company’s motion to~~ district court’s dismissal of the case~~,~~ and remanded the case to the trial court for additional discovery, and directed that the case be reassigned to another trial court judge.  In January 2010, following the remand, the case was assigned to a new judge (who is the same judge for the Romero I and EEOC I cases) for further proceedings in the trial court.  On April 23, 2010, plaintiffs filed their First Amended Complaint.  As in Romero I and EEOC I, discovery is limited to issues relating to the validity of the waiver and release.  No damages discovery has occurred.

In these agency program reorganization matters, plaintiffs seek unspecified “make whole relief,” back pay, compensatory and punitive damages, liquidated damages, lost investment capital, attorneys’ fees and costs, and equitable relief, including reinstatement to employee agent status with all attendant benefits for up to approximately 6,500 former employee agents.  Given the scope and variety of claims for relief, uncertainty with respect to how or whether invalidation of the waiver and release will affect plaintiffs’ damage claims, uncertainty whether or the extent to which class certification or collective action status will be granted, the lack of damages discovery or other sufficient data concerning plaintiffs’ potential damages and available offsets, and no other potentially relevant factual and legal developments that allow for an estimate to be made, the Company is not able to estimate the reasonably possible loss or range of loss for these matters.  In the Company’s judgment a loss is not probable.  Allstate has been vigorously defending these lawsuits and other matters related to its agency program reorganization.

8.     In MD&A on page 51, you disclose that your prior period reserve reestimates were affected by a $75 million litigation settlement in the Homeowners business line and a $25 million litigation settlement in the Standard auto line.  Please tell us by how much and why the settlements differed from the estimates of this litigation in the prior year.

On page 51 of our MD&A we discuss the comparison of underwriting income or loss in 2010 compared to 2009.  We disclosed that the standard auto underwriting income included a $25 million litigation settlement, which was recorded as an unfavorable prior year reserve reestimate.  We also disclosed that homeowners underwriting loss included a $75 million unfavorable prior year reserve reestimate related to a litigation settlement.  The lawsuits related to loss claims incurred in prior years and, as a result, the settlement amounts accrued were reported in property-liability insurance claims and claims expense as prior year reserve reestimates.  Each settlement is discussed separately below.

$25 Million Litigation Settlement in Standard Auto Business

The $25 million expense recorded in the fourth quarter of 2010 related to a judgment in a lawsuit which became final in March 2011 after appeal to the Arkansas Supreme Court.  This lawsuit had a very long and complex history during which the Company succeeded in defeating plaintiff on multiple occasions prior to a judgment being entered in 2009 against the Company.  Prior to the judgment, the Company did not make a specific estimate of a loss or range of loss relating to this matter because in the Company’s judgment a loss was remote.  Following the judgment, the Company did not accrue a loss for this matter prior to the appellate court’s decision because of the Company’s judgment that it would prevail on appeal.  There are several reasons for this, described more thoroughly below.

This was a lawsuit involving allegations of defamation and intentional interference of business expectancy based upon the Company’s inquiries into the provision of physical therapy by unlicensed individuals employed with a specific medical provider.  The provider operated two medical clinics in Arkansas from the late 1980s until the present.  The provider generally did not use licensed physical therapists, electing instead to train unlicensed personnel.  However, during the 1990s, the provider could not provide any documentation that the unlicensed individuals were ever trained.  The Company did not honor bills generated by the unlicensed physical therapists although it paid all other bills generated by the provider. The Company contended that the bills for therapy performed by unlicensed physical therapists were not appropriate, reasonable, or necessary under Arkansas law.  Allstate was one of more than ten insurance companies that followed the same course of conduct.

The lawsuit was originally filed in 1993.  That suit was dismissed by the court in 1995.  Thereafter in 1995, plaintiff filed suit against the Company and two Allstate employees.  That suit was voluntarily dismissed in 1996.  In 1997, plaintiff filed a third lawsuit against the Company and two Allstate employees.  In 1999, the third lawsuit was tried to a jury and the Company won.  The case was reversed on appeal in 2001 on evidentiary grounds.  In 2005, a second trial began but ended in a mistrial.  Thereafter, the Company won again when the trial court granted the Company’s Motion for Summary Judgment.  However, in 2006, the Arkansas Supreme Court reversed the trial court and remanded the case for further proceedings.  In all of the earlier proceedings, the provider was not able to connect alleged damages to any alleged conduct on the part of the Company.

In 2009 at the third trial, the jury heard conflicting fact testimony on whether the use and training of unlicensed physical therapists was proper under Arkansas law.  The jury was not provided with complete statements of the applicable statutes.  The judge did not instruct the jury on what the law required.  In the Company’s judgment, the jury was not properly instructed on Arkansas law.  Conflicting testimony was also presented regarding plaintiff’s claimed lost profits.  In the Company’s judgment, the plaintiff failed to prove that the claimed damages were caused by the Company’s conduct as required by Arkansas law.  Also, expert testimony was allowed on behalf of the plaintiff that did not relate to the time period at issue in the case and that, in the Company’s judgment, had the effect of unfairly prejudicing the jury against the Company.  At the end of the trial the jury returned a verdict against the Company for $6 million in compensatory damages and $15 million in punitive damages.  In August 2009, the trial judge entered judgment against the Company awarding compensatory damages in the amount of $6 million and a reduced amount of punitive damages of $6 million.  The Company filed an appeal to the Supreme Court of Arkansas in September 2009 and plaintiff filed a cross-appeal to restore the full punitive damage verdict.

In the Company’s judgment, the Company expected to prevail on appeal and argued that (1) the trial court gave inherently erroneous instructions which essentially directed a verdict in favor of the plaintiff; (2) the plaintiff failed to establish any damages arising out of any of the Company’s conduct; and (3) the trial court allowed improper and inflammatory expert testimony, which had the effect of prejudicing the jury against the Company, and which did not relate to the claims in the case.  Argument took place on January 6, 2011 and the Arkansas Supreme Court, in a split decision, ruled against the Company and in plaintiff’s favor, reinstating the $21 million jury verdict on January 27, 2011. The Company accrued $25 million in 2010 representing this amount plus estimated accrued interest.

Given the Company’s success on the merits of this case through the first series of trials and summary judgment, the Company’s judgment that the plaintiff consistently failed to connect any claimed damages to the Company’s alleged conduct, and the Company’s intent to pursue a vigorous appeal, the Company was not at any time able to conclude that it was probable that the Company would ultimately lose.

$75 Million Litigation Settlement in Homeowners Business

In the homeowners class action that resulted in the $75 million settlement mentioned on page 51 of our Form 10-K, prior to July 1, 2010 the Company’s judgment was that a loss was not probable.  Additionally, the Company had never made a specific estimate of the loss or range of loss relating to this matter because in the Company’s judgment any possible loss would be immaterial.  There are several reasons for this, which require an extensive discussion of the history of the litigation.

This lawsuit had been pending since September 2004.  There had never been any substantive rulings regarding the merits.  For more than five years, activity in the case was limited to jurisdictional and other preliminary considerations.  The possibility of settlement was not raised by plaintiff’s counsel until July 2010, and little progress occurred until after the court ordered non-binding mediation in September 2010.  Negotiations were not completed until December 2010.  These discussions centered on many open issues regarding the scope of any potential class damages that were not resolved until days before the papers were executed on December 3, 2010.

Additionally, the substantive area of the law raised in this lawsuit is one in which the Company has had substantial success in litigation in other jurisdictions over the years.  The Company has litigated the issue of whether it properly pays for General Contactors Overhead and Profit (“GCOP”) on homeowners insurance claims for many years across the country.  It has successfully defended class action cases regarding GCOP (through dismissal, denial of class certification, and/or plaintiff’s voluntary amendment to an individual action) in numerous other jurisdictions, including Arizona, Louisiana, Pennsylvania, and Texas.  No class action had ever been certified against the Company in a litigation context concerning GCOP. Moreover, no case had ever been certified on a litigation basis in Arkansas regarding GCOP, and no appellate court in Arkansas had ever issued any rulings with respect to GCOP.

Plaintiffs filed this putative nationwide class action complaint against the Company and six additional defendant carrier groups in Miller County, Arkansas in 2004, alleging a conspiracy to underpay GCOP on homeowners insurance claims.  The Company filed a series of motions to dismiss on substantive grounds, as well as motions directed to jurisdiction, venue and to sever and proceed separately.  However, the Court never ruled on any of the Company’s substantive motions.  The defendants initially removed the Miller County action to federal court, but the action was remanded. Once the action was set in state court, plaintiffs focused their efforts on other insurance industry defendants.  Other than conducting discovery, the plaintiffs did not prosecute the case actively against the Company for several years.  In December 2008, the court granted a motion to sever the Company from the remaining co-defendants, and a new lawsuit was commenced against Allstate alone, pending before the same judge in Miller County.  The Company re-filed its dispositive motions, but yet again there were no rulings on these motions.  In the Company’s judgment a loss was not probable.  Further, in the Company’s judgment no loss was estimable and any possible loss was assessed to be immaterial.

On July 16, 2010, the plaintiffs filed their motion for class certification.  At about this time, lead counsel for plaintiffs and the Company discussed the status of the matter, and the topic of settlement was raised by the plaintiffs’ counsel.  This led to subsequent meetings in late July and August where the plaintiff proposed alternative structures for the possible size and scope of the class.  These alternative structures included (1) geographic variations: from one state to nationwide (with many alternatives in between); (2) claim amount thresholds; (3) class definition issues; (4) exclusions based on policy defenses: one-year provision, and choice of law/forum; and (5) different treatment for catastrophe claims.  Each structure had different financial implications and represented higher exposure than our previous assessments.  The parties reached no decisions at these meetings.

Since the class certification hearing date of October 28-29, 2010 was approaching, and the parties were making little progress in their negotiations, on September 3, 2010 the court ordered the parties to non-binding mediation.  The court also extended the Company’s deadline to file its opposition to class certification from September 17 to September 30, 2010.  The parties participated in two mediation sessions on September 16, 2010 and October 2, 2010.  At these meetings, alternative approaches to settlement were discussed, including various potential geographic scopes and claim amount thresholds for the class, each of which would have had a significant impact on the size of any settlement.  Since the parties were actively participating in mediation, on September 22, 2010 the court entered an order extending the Company’s deadline to file its opposition to class certification to October 25, 2010, but keeping the scheduled class certification hearing date of October 28-29, 2010.

On October 14, 2010, the parties met without the mediator and a general outline of a settlement was reached.  The Company did not file its opposition to class certification and the hearing was taken off the calendar.  However, since many important issues remained open, the court imposed a deadline of December 6, 2010 to complete a settlement or to return to litigating the class certification issue.  Up to the eve of that date, negotiations continued over several key elements of the settlement, including the specific states and the claim amount threshold to be included in the settlement.  Not until December 1, 2010 did the parties agree to the scope of the class.  The written agreement was not completed and submitted to the court until December 3, 2010.  On December 6, 2010, the Court issued preliminary approval of class action settlement.

As of October 14, 2010, although the parties had not agreed to all terms of a settlement, the Company determined that a final agreement was probable and also estimable resulting in an estimated loss of $70 million being accrued in the quarterly period ended September 30, 2010.  This was a reflection of the Company’s assessment of the likelihood of settlement and estimation of the ultimate cost of that settlement and not a reflection of the Company’s assessment of its likelihood of success on the merits of the case or on class certification issues.  As indicated, the final settlement agreement was not completed and submitted to the court until December 3, 2010.  The court granted preliminary approval of the settlement on December 6, 2010.  The accrual was increased by $5 million in the fourth quarter of 2010 to reflect the final settlement between the parties.  A disclosure of this proceeding was included in the third quarter 2010 10-Q on page 41 and in the 2010 Form 10-K on page 187.

Part III, page 209

9.     We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We acknowledge your remarks.

The company acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact Kathleen Enright, Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch

Samuel H. Pilch

Senior Group Vice President and Controller

The Allstate Corporation

CC: Ibolya Ignat, Securities and Exchange Commission